SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

September 18, 2023

VIA EDGAR

Ms. Deborah L. O’Neal Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Post-Effective Amendment No. 366 to the Registration Statement on

Form N-1A of BlackRock Funds III (the “Trust”) on behalf of its series,

BlackRock Diversified Equity Fund (the “Fund”)

Dear Ms. O’Neal:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 366 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of the Fund.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on September 18, 2023.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

September 18, 2023

The Amendment also contains the Trust’s responses to the written comments provided by Ms. O’Neal of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via email on July 24, 2023 and on September 15, 2023 regarding the Trust’s Post-Effective Amendment No. 357 to its Registration Statement filed with the Commission on June 7, 2023 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are set forth below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Fees and Expenses of the Fund

Comment 1:    Please include the completed fee table and expense example with your comment response letter, filed at least 1 week prior to effectiveness.

Response:    A completed Fee Table and Expense Example for the Fund were provided supplementally to the Staff on September 8, 2023, consistent with past practice.

Prospectus: Principal Investment Strategies and Principal Risks

Comment 2:    Confirm that convertible securities included in the 80% test will be “in the money.”

Response:    The Fund confirms that convertible securities must be “in the money” at the time of purchase in order to be included as equity securities for purposes of complying with Rule 35d-1 of the 1940 Act (the “Names Rule”), although such securities may remain in compliance with the Names Rule if they subsequently are “out of the money.”

Comment 3:    Consider providing additional disclosure in the summary section of the prospectus (principal investment strategies) regarding the Fund’s investment process (i.e., decision process regarding the fund’s investment selection).

Response: The Fund has considered the Staff’s comment and respectfully submits that the current disclosure in the principal investment strategies section is adequate.

Comment 4:     Please see ADI 2019-08 - Improving Principal Risks Disclosure. In particular, ensure that:

•	Risks are presented by importance,

•	Risks are tailored to the fund, and

•	If applicable, disclosure states the fund is not appropriate for certain investors.

Response:    The Fund has considered the Staff’s comment and will reorder its principal risk factors in the Amendment such that the several risk factors that the Fund currently considers more significant will be listed at the beginning of the applicable sections of the Fund’s Prospectuses. The Fund will continue to consider the ordering of its risk factors. The Fund respectfully submits that the Fund’s principal risks disclosure is otherwise appropriate.

September 18, 2023

Comment 5:    In the Principal Risk section, please add disclosure regarding frequent/active trading risk and small-cap securities risk.

Response:    In response to the Staff’s comment, the Fund will move the risk factors entitled “High Portfolio Turnover Risk” and “Small Cap and Emerging Growth Securities Risk” from the section entitled “Other Risks of Investing in the Fund” to the Principal Risk section.

Comment 6: On page 29 of the prospectus, include a statement, adjacent to the disclosure required by paragraph (a)(1)(ii) of Item 10(a)(1)(iii) of Form N-1A, that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant annual or semi-annual report.

Response:     The Fund respectfully submits that since the Fund has not yet commenced operations, the referenced section of Form N-1A is not applicable. However, the Fund has included the following disclosure: “A discussion of the basis for the Board’s approval of the Management Agreement with respect to the Fund will be included in the Fund’s first shareholder report following commencement of operations.”

Comment 7: The Staff notes that the Fund will include disclosure on the prior performance of Diversified Equity Master Portfolio (the “Master Portfolio”), a series of Master Investment Portfolio, which has the same investment adviser, investment objective, policies and strategies as those of the Fund. Please confirm to the Staff where in the prospectus the Fund will include such prior performance information.

Response:     The Fund will include the referenced disclosure in the “Management of the Fund” section following the sub-section entitled “—Portfolio Manager Information.”

Comment 8: Please confirm supplementally that the Fund has the records necessary to support the calculation of the prior performance of the Master Portfolio, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response:    The Fund confirms that it has records necessary to support the calculation of the prior performance of the Master Portfolio, as required by Rule 204-2(a)(16) under the Advisers Act.

Comment 9: The Staff notes that the draft disclosure of the prior performance of the Adviser states: “Performance of the Master Portfolio is net of Master Portfolio fees and expenses, which differ from the fees and expenses of the Fund.” Please confirm supplementally that “net of Master Portfolio fees and expenses” includes sales loads, if any.

Response:    The Fund confirms that the Master Portfolio does not have sales loads.

Comment 10: If the actual fees/expenses of the Master Portfolio were lower than the Fund, please consider disclosing that the use of the Fund’s expense structure would have lowered performance results of the Master Portfolio.

Response:    The Fund has added the following disclosure: “The use of the Fund’s expense structure would have lowered performance results of the Master Portfolio.”

Statement of Additional Information: Investment Restrictions

Comment 11: Regarding fundamental investment policy number 1(i), please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Add disclosure to clarify that the fund will consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

Response:    In response to the Staff’s comment, the Fund will add the following disclosure under “Notations Regarding the Fund’s Fundamental Investment Restrictions”:

“For purposes of the concentration policy, the Fund will look through to the portfolio holdings of the underlying funds in which it invests and will aggregate the holdings of the underlying funds (on a pro rata basis based on the Fund’s investment in each underlying fund) to determine concentration in a particular industry in accordance with the concentration policy provided above. For the purposes of this policy, only those underlying funds that are part of the BlackRock family of funds will be aggregated; the Fund will not aggregate underlying fund holdings, if any, in underlying funds outside of the BlackRock family of funds.”

September 18, 2023

Comment 12: Fundamental investment policy number 1 states, “ . . .provided further that the Fund reserves the right to concentrate in the obligations of domestic banks (as such term is interpreted by the SEC or its staff).” Please delete this language or explain to the staff the fund’s basis for including it and provide its authority to do so.

Response: In response to the Staff’s comment, the Fund has deleted the referenced language.

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Janey Ahn
Bomi	Lee

Andrew M. Friedman